Exhibit 21.1

Subsidiaries

Advance Stores Company, Incorporated	Virginia
Advance Trucking Corporation	Virginia
Western Auto Supply Company (Western Auto Supply Company operates through two wholly-owned subsidiaries organized in Delaware)	Delaware
Discount Auto Parts, LLC	Florida
Advance Auto Innovations, LLC	Virginia
Advance Aircraft Company, Inc.	Virginia
Advance Auto of Puerto Rico, Inc.	Delaware
Advance Patriot, Inc.	Delaware
Autopart International, Inc.	Massachusetts
Advance Auto Business Support, LLC	Virginia
E-Advance, LLC	Virginia
Crossroads Global Trading Corporation	Virginia
Advance e-Service Solutions, Inc. (Advance e-Service Solutions, Inc., operates through two wholly-owned subsidiaries organized in Delaware)	Virginia
AAP Financial Services, Inc.	Virginia
B.W.P. Distributors, Inc.	New York